Exhibit 99.6

June 13, 2025

Boards of Directors

Seneca Financial MHC

Seneca Financial Corp.

Seneca Bancorp, Inc.

Seneca Savings

35 Oswego Street

Baldwinsville, New York 13027

Re:	Plan of Conversion
Seneca Financial, MHC
Seneca Financial Corp.
Seneca Bancorp, Inc.
Seneca Savings

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of Seneca Financial MHC (the “MHC”) Seneca Financial Corp (the “Mid-Tier”), Seneca Bancorp, Inc. (the “Company”) and Seneca Savings. The Plan provides for the conversion of the MHC into the full stock form of organization. As a result of the conversion, the MHC will be merged into Seneca Financial Corp. and as a result the MHC will cease to exist. Further, Seneca Savings will change its name to Seneca Savings Bank, National Association (“Seneca SB”) and convert its charter to a national bank. Seneca Financial Corp. will subsequently be merged into Seneca Bancorp and as a result, the Mid-Tier will cease to exist. Pursuant to the plan of conversion, a new Maryland stock holding company named Seneca Bancorp, Inc. (the “Company”) will be organized and will sell shares of common stock in the offering. When the conversion is completed, Seneca Bancorp will own all of the outstanding common stock of Seneca SB and public stockholders will own all of the outstanding common stock of Seneca Bancorp.

We understand that in accordance with the Plan, Eligible Account Holders and Supplemental Eligible Account Holders will receive rights in a liquidation account maintained by the Company representing the amount equal to (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition contained in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC before the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Seneca SB. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of Savings SB (or the Company and Seneca SB).

In the unlikely event that either Seneca SB (or the Company and Seneca SB) were to liquidate after the conversion (including, a liquidation of Seneca SB following a purchase and assumption transaction with a credit union acquiror), all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of March 31, 2024 and depositors as of the date of record of Supplemental Eligible Account Holders. Also, in a complete liquidation of both entities, or of Seneca SB only, when the Company has insufficient assets (other than the stock of Seneca SB), or of Seneca SB following a purchase and assumption transaction with a credit union acquiror, to fund the liquidation account distribution owed to Eligible Account Holders and Supplemental Eligible Account Holders and Seneca SB has positive net worth, then Seneca SB shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Seneca SB, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Seneca SB, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the Company’s liquidation account.

1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	Toll Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

June 13, 2025

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Seneca SB (or the Company and Seneca SB), that liquidation rights in the Company automatically transfer to Seneca SB in the event the Company is completely liquidated or sold apart from a sale or liquidation of Seneca SB, and that after two years from the date of conversion and upon written request of the Federal Reserve Board, the Company will transfer the liquidation account and depositors’ interest in such account to Seneca SB and the liquidation account shall thereupon be subsumed into the liquidation account of Seneca SB no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Seneca SB liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets or following a purchase and assumption transaction with a credit union acquiror does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

/s/ RP® Financial, LC.
RP® Financial, LC.